UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2022

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
Date December 16, 2022		(Registrant)

	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

INSIDE INFORMATION

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON

OPERATING DATA FOR NOVEMBER 2022

This overseas regulatory announcement is made pursuant to Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

China Eastern Airlines Corporation Limited (the “Company”) and all members of the board of directors confirm that the information contained in this announcement is true, accurate and complete, and no misrepresentations, misleading statements or material omissions are contained herein.

I.	OPERATIONS

In November 2022, the Company’s passenger transportation capacity (measured by available seat-kilometres) decreased by 43.19% year-on-year, among which, the passenger transportation capacity of its international routes increased by 39.89% year-on-year, while the passenger transportation capacity of its domestic and regional routes decreased by 45.97% and 24.14% year-on-year, respectively; passenger traffic volume (measured by revenue passenger- kilometres) decreased by 36.70% year-on-year, among which, the passenger traffic volume of its international routes increased by 72.80% year-on-year, while the passenger traffic volume of its domestic and regional routes decreased by 39.88% and 8.89% year-on-year, respectively; and passenger load factor increased by 6.67 percentage points year-on-year to 65.05%, among which, the passenger load factor of its domestic, international and regional routes increased by 6.62 percentage points, 11.89 percentage points and 10.48 percentage points year-on-year, respectively.

In relation to freight transportation, the freight transportation business of the Company includes passenger aircraft cargo business under conventional circumstances (mainly passenger aircraft bellyhold space business) and passenger aircraft cargo business under unconventional circumstances (mainly “Passenger-to-Cargo Conversion” business), and such business is under exclusive operation by China Cargo Airlines Co., Ltd. In November 2022, freight traffic volume (measured by revenue freight tonne-kilometres) decreased by 13.18% year-on-year.

In November 2022, the Company resumed the operations of international routes, such as Shanghai — Budapest, Kunming — Singapore and Kunming — Ho Chi Minh City.

II.	FLEET STRUCTURE

In November 2022, the Company introduced three A320 series aircraft, four ARJ series aircraft and retired three B737 series aircraft. As of the end of November 2022, the Company operated a total of 767 aircraft, including 268 self-owned aircraft, 277 aircraft under finance lease and 222 aircraft under operating lease.

Details of the fleet structure were as follows:

(Units)

No.	Model	Self-owned	Under finance lease	Under operating lease	Sub-total
	Wide-body passenger aircraft	44	51	5	100
1	B777 series	10	10	0	20
2	B787 series	3	7	0	10
3	A350 series	1	13	0	14
4	A330 series	30	21	5	56
	Narrow-body passenger aircraft	222	213	217	652
5	A320 series	120	141	107	368
6	B737 series	102	72	110	284
	Regional aircraft	2	13	0	15
7	ARJ series	2	13	0	15
	Total	268	277	222	767

Note: The three business aircraft of the Company were not included in the above fleet structure.

III.	MAJOR OPERATING DATA

	Amount completed in November	Amount completed in November	Year-on- year	Total amount completed in November	Total amount completed in November	Year-on- year
	2022	2021	increase	2022	2021	increase
Passenger Transportation Data ASK (available-seat-kilometres) (millions)	5,757.75	10,135.21	-43.19%	88,653.89	149,372.92	-40.65%
— Domestic routes	5,274.47	9,762.01	-45.97%	85,271.91	145,091.68	-41.23%
— International routes	437.30	312.60	39.89%	3,036.28	3,625.35	-16.25%
— Regional routes	45.97	60.60	-24.14%	345.70	655.89	-47.29%
RPK (revenue passenger- kilometres) (millions)	3,745.52	5,917.18	-36.70%	56,509.03	102,126.78	-44.67%
— Domestic routes	3,443.60	5,727.51	-39.88%	54,634.87	100,131.25	-45.44%
— International routes	273.12	158.06	72.80%	1,681.65	1,633.11	2.97%
— Regional routes	28.80	31.61	-8.89%	192.52	362.42	-46.88%
Number of passengers carried (thousands)	2,521.76	4,300.25	-41.36%	39,359.58	74,284.71	-47.02%
— Domestic routes	2,455.65	4,256.82	-42.31%	38,966.94	73,797.72	-47.20%
— International routes	46.69	22.27	109.65%	263.03	243.98	7.81%
— Regional routes	19.42	21.16	-8.22%	129.61	243.01	-46.66%
Passenger load factor (%)	65.05	58.38	6.67pts	63.74	68.37	-4.63pts
— Domestic routes	65.29	58.67	6.62pts	64.07	69.01	-4.94pts
— International routes	62.45	50.56	11.89pts	55.39	45.05	10.34pts
— Regional routes	62.64	52.16	10.48pts	55.69	55.26	0.43pts
Freight Transportation Data AFTK (available freight tonne- kilometres) (millions)	537.78	715.86	-24.88%	5,945.59	8,295.02	-28.32%
— Domestic routes	90.84	188.81	-51.89%	1,253.07	2,875.51	-56.42%
— International routes	442.26	522.28	-15.32%	4,654.14	5,373.17	-13.38%
— Regional routes	4.68	4.77	-1.89%	38.39	46.34	-17.16%

	Amount completed in November 2022	Amount completed in November 2021	Year-on- year increase	Total amount completed in November 2022	Total amount completed in November 2021	Year-on- year increase
RFTK (Revenue freight tonne-kilometres) (millions)	246.80	284.28	-13.18%	2,422.84	3,087.48	-21.53%
— Domestic routes	38.55	74.99	-48.59%	485.48	783.93	-38.07%
— International routes	207.51	208.27	-0.36%	1,928.87	2,293.69	-15.91%
— Regional routes	0.74	1.02	-27.45%	8.49	9.86	-13.89%
Weight of freight carried (million kg)	56.52	81.89	-30.98%	603.77	832.19	-27.45%
— Domestic routes	26.48	52.04	-49.12%	325.27	538.49	-39.60%
— International routes	29.33	28.82	1.77%	269.95	283.75	-4.86%
— Regional routes	0.72	1.03	-30.10%	8.56	9.95	-13.97%
Freight load factor (%)	45.89	39.71	6.18pts	40.75	37.22	3.53pts
— Domestic routes	42.43	39.71	2.72pts	38.74	27.26	11.48pts
— International routes	46.92	39.88	7.04pts	41.44	42.69	-1.25pts
— Regional routes	15.82	21.45	-5.63pts	22.13	21.28	0.85pts
Consolidated Data ATK (available tonne-kilometres) (millions)	1,055.98	1,628.03	-35.14%	13,924.44	21,738.58	-35.95%
— Domestic routes	565.54	1,067.40	-47.02%	8,927.54	15,933.76	-43.97%
— International routes	481.62	550.41	-12.50%	4,927.40	5,699.45	-13.55%
— Regional routes	8.82	10.22	-13.70%	69.50	105.37	-34.04%
RTK (revenue tonne-kilometres) (millions)	581.99	814.50	-28.55%	7,415.06	12,143.51	-38.94%
— Domestic routes	347.08	588.36	-41.01%	5,313.40	9,663.13	-45.01%
— International routes	231.59	222.29	4.18%	2,076.16	2,438.63	-14.86%
— Regional routes	3.32	3.85	-13.77%	25.51	41.74	-38.88%
Overall load factor (%)	55.11	50.03	5.08pts	53.25	55.86	-2.61pts
— Domestic routes	61.37	55.12	6.25pts	59.52	60.65	-1.13pts
— International routes	48.09	40.39	7.70pts	42.13	42.79	-0.66pts
— Regional routes	37.60	37.63	-0.03pts	36.70	39.62	-2.92pts

Note:	Freight transportation data only contained data of passenger aircraft bellyhold space and Passenger-to-Cargo Conversion. The table does not contain data of the fleet of cargo aircraft.

IV.	RISK ALERT

The board of directors of the Company hereby reminds investors that the operating data set forth above was compiled in accordance with the Company’s internal information which has not been audited and may be subject to adjustment. The operating data set forth above may differ from the data disclosed in any regular report for the relevant period. The Company reserves its rights to adjust the operating data based on audit findings and the actual situation. The monthly operating data disclosed by the Company only serves as preliminary and periodical data for investors’ reference. Investors are hereby reminded of the investment risks which may result from inappropriate reliance upon or utilisation of the information above.

The COVID-19 pandemic still has a significant impact on the business of the Company, while the time span and severity of which has great uncertainty. Investors are reminded of the risks thereof.

The data set forth above is published on the website of the Shanghai Stock Exchange (www.sse.com.cn), the website of The Stock Exchange of Hong Kong (www.hkex.com.hk) and the column “Investor Relations” on the website of the Company (www.ceair.com).

By order of the Board CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian Company Secretary Shanghai, the People’s Republic of China 15 December 2022

As at the date of this announcement, the directors of the Company include Li Yangmin (Vice Chairman, President), Tang Bing (Director), Lin Wanli (Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director), Sun Zheng (Independent non-executive Director), Lu Xiongwen (Independent non-executive Director) and Jiang Jiang (Employee Representative Director).